

THALIA BRANDS, INC.
ANNUAL REPORT

Thalia Brands, Inc.
548 Contra Costa Blvd, Suite O
Pleasant Hill, CA 94523
thaliacapos.com

This Annual Report is dated May 11, 2020.

BUSINESS

Thalia Brands, Inc is a guitar lifestyle brand that designs and manufacturers obsession-worthy accessories for guitar players. We sell directly to our consumers and deliver amazing design variation through our build-to-order supply chain. We have focused on delivering outstanding customer service, building direct relationships with our more than 150,000 customers and earning thousands of 5-star reviews in the process. We pride ourselves on making products that truly delight and amaze in every aspect of their design. From our base in guitar capos we will continue to expand into adjacent accessory categories where we see an opportunity for innovation and design.

PREVIOUS OFFERINGS

Between September 4, 2019 and December 31, 2019, we sold 84,577 Class B Non-Voting Common Stock in exchange for $3.00 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

> Name: Class A Common Stock
> Type of security sold: Equity
> Final amount sold: $1.00
> Number of Securities Sold: 2,500,000
> Use of proceeds: Formation of the C-Corporation.
> Date: June 21, 2019
> Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATION

OPERATING RESULTS - 2019 COMPARED TO 2018

Circumstances which led to the performance of financial statements:

Thalia is a diversified, premium guitar accessories brand that derives the majority of its revenue through direct-to-consumer sales. In 2019 the company focused its efforts on diversifying its product portfolio and returning to profitability versus achieving year-over-year revenue growth. As a result the company's sales declined slightly to $1,827,426 from $2,183, 575 in 2018 (16% decline). However, the company posted an EBIT of $118,964 and Net Income of $42,485; up from a Net Loss of ($254,430) in 2018.

This dramatic turnaround in profitability was driven by several key strategies: first, the company secured major licensing deals with Gibson, Martin, Taylor, Guild and Cordoba guitar brands. This is a material development for the company. These licensing deals bring credibility to the brand and greatly expanded the demand for our products. Second, the company developed several new product categories in 2019, including apparel, magnesium slides, leather guitar straps, truss rod covers and jewelry. The company emerged from 2019 as a diversified guitar accessories company and lifestyle brand with good prospects to profitably grow each of these categories in 2020.

The company launched an equity crowdfunding campaign via StartEngine in 2019 which helped fund the launch of several new product categories and also enabled the company to wean itself off of short-term debt, resulting in a significant drop in interest expense year over year.

Our paid ads strategy remains beneficial in attracting customers. We rely heavily on video ads that showcase the functionality and design aesthetics of our products for this initial acquisition. Once we get a new customer to our website we market to them via email with interesting guitar content via our weekly blog posts and emails that showcase new limited edition products, specials and weekly giveaways. Approximately 20,000 customers open and read our email each week. We also directly market to our customers who don't read our emails via targeted custom audience ads on Facebook, Instagram and Google Networks. This has helped us to reach a global market for our products. About 50% of our customers come from the United States, but the rest come from over 200 different countries. While most of our sales come from our website, we also sell direct via our brand stores on Amazon and Reverb.com. We also maintain a global dealer and distributor network.

Historical results and cash flows:

The company spent much of 2019 diversifying its product portfolio and building key licensing relationships. Management believes that these strategies will ensure a more stable cash flow in 2020 and beyond. While capos remain the majority of the company's sales, these other categories are growing rapidly and are expected to comprise more than 50% of the company's sales in 2020.

While the company focuses on its direct-to-consumer business, the company also has an effective distribution network so that it can reach more customers globally. Distribution is key in certain countries such as Japan, Korea & China where selling direct from the USA is not as viable. We have also selected key dealers in most major markets where it is beneficial to have our products in physical stores.

Liquidity and Capital Resources

As of December 31, 2019 the company had $162,803 cash on hand.

The company also has several Line of credits and loans as listed below:

<u>Lines of Credit</u>

Shopify Working Capital LOC

On February 26, 2019 the company entered a merchant capital agreement with Shopify. The company received $165,000 and has to remit $184,800 from future receivables at a remittance rate of 17%. The outstanding balance as of December 31, 2019 was $90,135.

Paypal Working Capital LOC

On December 26, 2018, the company received PayPal working capital loan in the amount of $125,000. The loan has a fee of $12,412, bringing the total repayment amount to $137,412. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $2,780 every 90 days. The outstanding balance as of December 31, 2019 was $48,663.42.

<u>Loans</u>

2ndEdison, Inc Loan
The company received several loans from its majority owner 2ndEdison, Inc in the

total amount of $512,787 as of December 31, 2019. The loans carried no interest and no maturity date had been set for repayment.

Bond Street Loan
On July 18, 2017, the company entered a term loan amount agreement with Bond Street in the amount of 300,000. The loan has an annual interest rate of 15.50% and matures on August 1, 2020. As of December 31, 2019, the loan has an outstanding balance of $73,896.

Eric Boustani Loan
The company has a loan from Eric Boustani, a company related party and officer in the amount of $97,674 as of December 31, 2019. The loans carry no interest and no maturity date had been set for repayment.

Quarterspot Loan
On September 27, 2018, the company entered a loan agreement with QuarterSpot in the amount of $95,000. The loan has an interest rate of 40.03% and matures in 360 days. On October 21, 2019, the company drew an additional advance from QuarterSpot to purchase inventory for the 2019 Holiday Season. The total loan amount including prior advances on October 21, 2019 was $150,000. The balance on this loan was $98,229 as of December 31, 2019.

Debt

Creditor: Shopify Working Capital LOC
Amount Owed: $90,135.29
Interest Rate: 17.0%
Maturity Date: July 01, 2020

Creditor: Paypal Working Capital LOC
Amount Owed: $48,663.42
Interest Rate: 15.0%
Maturity Date: July 01, 2020

Creditor: 2ndEdison, Inc
Amount Owed: $512,787.02
Interest Rate: 0.0%
Maturity Date: December 01, 2022

Creditor: Bond Street
Amount Owed: $73,896.20
Interest Rate: 15.5%

Maturity Date: August 01, 2020

Creditor: Eric Boustani
Amount Owed: $97,674.13
Interest Rate: 0.0%
Maturity Date: December 01, 2022

Creditor: QuarterSpot
Amount Owed: $98,229.92
Interest Rate: 40.03%
Maturity Date: September 27, 2019

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Michael Bradley

Christopher Michael Bradley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: May 13, 2014 - Present
Responsibilities: Oversee & direct all aspects of the business.

Position: Director & Chairman
Dates of Service: June 21, 2019 - Present
Responsibilities: Oversee and manage the board of directors. Vote on issues brought before the board.

Position: President
Dates of Service: June 21, 2109 - Present
Responsibilities: Oversee operations of the company.

Position: Chief Financial Officer
Dates of Service: June 21, 2019 - Present
Responsibilities: Oversee the finances of the company.

Position: Treasurer

Dates of Service: June 21, 2019 - Present
Responsibilities: Oversee fund raising activities and manage cross-border currency issues.

Position: Secretary
Dates of Service: June 21, 2019 - Present
Responsibilities: Insuring integrity of the governance framework and implementing decisions made by the board.

Other business experience in the past three years:

Employer: 2ndEdison, Inc.
Title: CEO
Dates of Service: January 01, 2000 - Present
Responsibilities: Direct and oversee all aspects of the company.

Other business experience in the past three years:

Employer: 2ndEdison, Inc.
Title: Chairman & Director
Dates of Service: January 01, 2000 - Present
Responsibilities: Oversee corporate governance and manage the board of directors.

Name: Eric Bakri Boustani

Eric Bakri Boustani's current primary role is with NetLawyers LLP. Eric Bakri Boustani currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: General Counsel
Dates of Service: May 13, 2014 - Present
Responsibilities: Direct and oversee the legal affairs of the company.

Position: Director
Dates of Service: June 21, 2019 - Present
Responsibilities: Participate in board meetings, vote on significant issues affecting the company.

Other business experience in the past three years:

Employer: NetLawyers LLP

Title: Managing Partner
Dates of Service: January 01, 2017 - Present
Responsibilities: Direct and oversee all aspects of the company.

Name: Shannon Marie Bradley

Shannon Marie Bradley's current primary role is with Anaplan, Inc.. Shannon Marie Bradley currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: June 21, 2019 - Present
Responsibilities: Director on the Board of Directors. Attend board meetings and vote on key issues relating to the company,

Other business experience in the past three years:

Employer: Anaplan, Inc.
Title: Account Executive
Dates of Service: May 21, 2018 - Present
Responsibilities: Quoted sales executive with targeted key accounts. Direct field sales.

Other business experience in the past three years:

Employer: Thalia Capos LLC
Title: VP of Sales & Marketing
Dates of Service: December 01, 2016 - May 01, 2018
Responsibilities: Oversee and build Thalia's global distribution and dealer network. Oversee artist relations and develop strategic partnerships. Manage tradeshows and development of dealer and distributor portal.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	2ndEdison, Inc.	2,071,876 shares		82.88%

RELATED PARTY TRANSACTIONS

Name of Entity: Eric Boustani
Relationship to Company: Director
Nature / amount of interest in the transaction: $97,674 loan and it carries no interest and no maturity date has been set for repayment.
Material Terms: Eric Boustani is also a related party and director who has loaned Thalia Brands, Inc. money when needed for cash flows in the amount of $97,674 as of December 31, 2019. The loan carries no interest and no maturity date has been set for repayment.

Name of Entity: 2ndEdison, Inc.
Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the

personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Purchase of of IP From 2ndEdison, Inc.

Material Terms: On July 1, 2017, 2ndEdison, Inc. sold 5 patents to Thalia Capos LLC for $220,000. These were 3 capo patents and 2 guitar pick patents, which provides broad protection for Thalia's capo and pick businesses. GUITAR CAPO WITH REVERSE MECHANISM AND LINKAGE PATENT NO: US 9,190,033 GUITAR CAPO WITH DECORATIVE INLAYS PATENT NO: US 9,454,946 GUITAR CAPO WITH REPLACEABLE FRETPADS PATENT NO: US 9,711,115 3-PLY WOODEN GUITAR PICK PATENT NO: US 9,865,236 2-PLY WOODEN GUITAR PICK PATENT NO: US 10,043,496

Name of Entity: 2ndEdison, Inc.

Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Equipment Leases for Thalia Brands, Inc.

Material Terms: Thalia Brands, Inc. leases Equipment in the name of 2ndEdison, Inc., as 2ndEdison, Inc. had a better credit rating and was able to secure a lower monthly payment. Thalia Brands, Inc. pays the lease payments directly with no markup. A list of lease agreements by 2ndEdison, Inc on behalf of Thalia Brands, Inc. and terms are as follows: First Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions for a Laser Printer Geneva was entered on April 10, 2016. The lease matures after 60 payments of $395.66. Second Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions was entered May 3, 2017. The lease matures after 60 payments of $879.38. Lease agreement with Wells Fargo Equipment, Manufacturing services Group for a fork lift was entered on June 5, 2017. The lease matures after 36 payments of $271.88. Third Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions was entered October 23, 2018. The lease matures after 60 payments of $395.14. Lease agreement with TimePayment Corp., a refurbished Direct-to Garment Printer Package, a Pre-owned Spider-Mini Pretreat Machine, and a Pre-Owned Clam Heat Press supplied by Coldesi, Inc was entered January 31, 2019. The lease matures after 60 payments of $507.03 Lease agreement with FirstLease, Inc for a Direct-To-Garment printer was entered on March 25, 2019. The lease matures after 45 payments of $545.76 All these leases payments are reimbursed to 2ndEdison, Inc by Thalia Brands, Inc.

Name of Entity: 2ndEdison, Inc.
Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia
Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the
personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns
81.9% of 2ndEdison, Inc.
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loans from Thalia Brands's
majority owner, 2ndEdison, Inc.
Material Terms: The company's received loans from its majority owner
2ndEdison, Inc in the amounts of $280,305 and $128,779 as of December 31,
2018 and 2017 respectively. The loans carried no interest and no maturity date
had been set for repayment.

Name of Entity: 2ndEdison, Inc,
Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia
Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the
personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns
81.9% of 2ndEdison, Inc.
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Chris Bradley Management Fee
Material Terms: Thalia Brands, Inc. has been paying 2ndEdison, Inc. a nominal
management fee of $50K per year for services provided by Chris Bradley. Chris
has not received salary or any other compensation from Thalia Brands, Inc. since
inception and this nominal amount is to cover some expenses related to his role
in the company. Chris's normal consulting rate is $275 per hour at 2ndEdison,
Inc.

Name of Entity: 2ndEdison, Inc.
Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia
Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the
personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns
81.9% of 2ndEdison, Inc.
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Other General transactions that
2ndEdison, Inc. has paid on behalf of Thalia Brands, Inc.. and is later reimbursed
Material Terms: 2ndEdison, Inc. sometimes has paid expenses on behalf of
Thalia Brands, Inc.. and is later reimbursed and vice versa. In 2017, general and
administrative expenses paid by 2ndEdison, Inc. on behalf of Thalia Brands, Inc.
was in the amount of $161,991.30, which was reimbursed by Thalia Brands, Inc..
In 2017, the only expense paid by Thalia Brands, Inc. on behalf of 2ndEdison,
Inc. was travel expense in the amount of $1,849.46. This expense was

reimbursed by 2ndEdsion, Inc. In 2018, general and administrative expenses paid by 2ndEdison on behalf of Thalia Brands, Inc. was in the amount of $14,994.8, which was reimbursed by Thalia Brands, Inc. In 2018, there were no general expenses paid by Thalia Brands, Inc. on behalf of 2ndEdison, Inc

OUR SECURITIES

The Company has authorized Class B Non-Voting Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 84,577 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

THALIA BRANDS, INC.

By   /s/ Christopher M Bradley

Name: Christopher M Bradley

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Christopher M Bradley, Principal Executive Officer of Thalia Brands, Inc., hereby certify that the financial statements of Thalia Brands, Inc. included in this Report are true and complete in all material respects.

_____/s/ Christopher M Bradley
Principal Executive Officer

Thalia Brands, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Thalia Brands, Inc.
Orinda, California

We have reviewed the accompanying financial statements of Thalia Brands, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2020
Los Angeles, California

THALIA BRANDS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	162,803	$	50,627
Accounts receivable—net		4,272		-
Inventories		578,157		385,385
Total current assets		**745,232**		**436,012**
Intangible assets, net		188,727		201,667
Total assets	$	**933,959**	$	**637,679**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	7,260	$	-
Lines of Credit		138,799		194,922
Credit Card		308,632		106,464
Loans Payables - Current		172,126		194,281
Other current liabilities		3,907		5,822
Total current liabilities		**630,724**		**501,490**
Loans Payables- Non Current		512,987		497,389
Shareholder Loan		97,674		65,000
Total liabilities		**1,241,386**		**1,063,878**
STOCKHOLDERS' EQUITY				
Members Equity		-		-
Common Stock - Class A		250		-
Common Stock - Class B		-		-
Aditional Paid in Capital		76,038		-
Equity issuance cost		-		-
Retained earnings/(Accumulated Deficit)		(383,715)		(426,200)
Total stockholders' equity		**(307,427)**		**(426,200)**
Total liabilities and stockholders' equity	$	**933,959**	$	**637,679**

See accompanying notes to financial statements.

THALIA BRANDS, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	1,827,426	$	2,183,575
Cost of goods sold		369,150		518,293
Gross profit		1,458,276		1,665,282
Operating expenses				
General and administrative		934,265		1,198,549
Research and development		-		-
Sales and marketing		405,047		502,946
Total operating expenses		1,339,312		1,701,495
Operating income/(loss)		118,964		(36,213)
Interest expense		76,479		218,226
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		42,485		(254,439)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**42,485**	$	**(254,439)**

See accompanying notes to financial statements.

THALIA BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Members' Equity	Common Stock - Class A		Additional Paid-in Capital	Accumulated Deficit	Equity issuance cost	Total Members' Equity
		Shares	Amount				
Balance—December 31, 2017	$ -	-	$ -	$ -	$ (171,761)	$ -	$ (171,761)
Net income/(loss)	-	-	-	-	(254,439)	-	$ (254,439)
Contribution	-	-	-	-	-	-	-
Balance—December 31, 2018	$ -	$ -	$ -	$ -	$ (426,200)	$ -	(426,200)
Conversion from LLC to C corp	-	2,500,000	250	76,038	$ -	-	76,288
Net income/(loss)	-	-	-	-	42,485	-	42,485
Balance—December 31, 2019	$ -	2,500,000	$ 250	$ 76,038	$ (383,715)	$ -	$ (307,427)

THALIA BRANDS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	42,485	$	(254,439)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Amortization of intangibles		12,940		12,940
Bad debt expense		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(4,272)		-
Inventory		(192,773)		(49,216)
Prepaid expenses and other current assets		-		-
Accounts payable and accrued expenses		7,260		-
Credit Cards		202,168		(150,532)
Other current liabilities		(1,915)		(719)
Net cash provided/(used) by operating activities		**65,894**		**(441,966)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Lines of credit		(56,124)		(564)
Loans Payables		(6,557)		299,303
Shareholder Loan		32,674		65,000
Issuance of common stock		76,288		-
Net cash provided/(used) by financing activities		**46,282**		**363,738**
Change in cash		112,176		(78,227)
Cash—beginning of year		50,627		128,855
Cash—end of year	$	**162,803**	$	**50,627**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Thalia Brands, Inc. was previously formed as Thalia Capos, LLC on May 23, 2014 in the state of Delaware. The company converted to a C Corporation, Thalia Brands, Inc. on June 21, 2019 in the state of Delaware. The financial statements of Thalia Brands, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Orinda, California.

We are a guitar lifestyle brand that designs and manufacturers obsession-worthy accessories for guitar players. We sell directly to our consumers and deliver amazing design variation through our build-to-order supply chain. We have focused on delivering outstanding customer service, building direct relationships with our more than 100,000 customers and earning thousands of 5-star reviews in the process. We pride ourselves on making products that truly delight and amaze in every aspect of their design. From our base in guitar capos we will continue to expand into adjacent accessory categories where we see an opportunity for innovation and design.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2019 or 2018.

Intangible assets, net

The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. Patents consist of 3 capo patents and 2 pick patents sold to Thalia Brands, Inc. for $220,000.

Impairment of Long

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Thalia Brands, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 411,054	$ 162,576
Work in Process	167,103	222,808
Total Inventories	**$ 578,157**	**$ 385,385**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 411,054	$ 162,576
Work in Process	167,103	222,808
Total Inventories	**$ 578,157**	**$ 385,385**

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Tax Payable	3,907	5,822
Total Other Current Liabilities	**$ 3,907**	**$ 5,822**

5.   INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

	December 31, 2019		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 220,000	$ (31,273)	$ 188,727
Total	$ 220,000	$ (31,273)	$ 188,727

As of December 31, 2018, intangible asset consists of:

	December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 220,000	$ (18,333)	$ 201,667
Total	$ 220,000	$ (18,333)	$ 201,667

Period	Amortization Expense
2020	$ 12,940
2021	12,940
2022	12,940
2023	12,940
Thereafter	136,967
Total	**$ 188,727**

Amortization expense for intangible asset for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $12,940 and $12,940 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On June 21, 2019, Thalia Capos LLC converted to a Delaware C Corporation called Thalia Brands, Inc. Thalia Brands, Inc is authorized to issue a total of 5,000,000, Common Stock at a par value of $0.0001. The Common Stock consists of 2,500,000 shares of Class A Common Voting rights, and 2,500,000 of Class B Non-Voting rights. 2,500,000 shares of Class A Common Voting rights Stock have been issued and outstanding for a consideration of $250.

7. DEBT

Lines of Credit

Paypal Working Capital LOC

On December 26, 2018, the company received PayPal working capital loan in the amount of $125,000. The loan has a fee of $12,412, bringing the total repayment amount to $137,412. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $2,780 every 90 days. The credit is classified as short-term loan in Balance Sheet in both 2019 and 2018. As of December 31, 2019, and 2018 the outstanding balances are $48,663.42 and $137,409.07 respectively.

Shopify Working Capital LOC

On February 26, 2019, the company entered capital agreement with Shopify. The company received $165,000 and was to remit $184,800 from future receivables at a remittance rate of 17%. The outstanding balance of this loan was $90,135.29 as December 31, 2019.

Loans Payables

QuartersPot Loan

On September 27, 2018, the company entered a loan agreement with QuarterSpot in the amount of $95,000. The loan has an interest rate of 40.03% and matures in 360 days. The credit is classified as short-term loan in Balance Sheet in 2019. As of December 31, 2019, and 2018 the outstanding loan balance are $98,299.92 and $99,498 respectively.

Bond Street Loan

On July 18, 2017, the company entered a term loan amount agreement with Bond Street in the amount of 300,000. The loan has an annual interest rate of 15.50% and matures on August 1, 2020. The credit is classified as short-term loan in Balance Sheet in 2019. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $73,896.20 and $180,640 respectively.

2ndEdison, Inc Loan

The company's received several loans from its majority owner 2ndEdison, Inc in the total amount of $512,987.02 and $280,305 as of December 31, 2019 and 2018 respectively. The loans carried no interest and no maturity date had been set for repayment.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 12,678	$ -
Valuation Allowance	(12,678)	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 12,678	$ -
Valuation Allowance	(12,678)	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating profit/(loss) carryforwards of approximately $42,485. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

There are two related parties:

- 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.

- Eric Boustani – director and a shareholder

Equipment Leases

Thalia Capos, LLC leases Equipment in the name of 2ndEdison, Inc., as 2ndEdison, Inc had a better credit rating and was able to secure a lower monthly payment. Thalia Brands, Inc. pays the lease payments directly with no markup.   A list of lease agreements by 2ndEdison, Inc on behalf of Thalia Capos LLC and terms are as follow:

First Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions for a Laser Printer Geneva was entered on April 10, 2016. The lease matures after 60 payments of $395.66.

Second Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions was entered May 3, 2017. The lease matures after 60 payments of $879.38.

Lease agreement with Wells Fargo Equipment, Manufacturing services Group for a fork lift was entered on June 5, 2017. The lease matures after 36 payments of $271.88.

Third Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions was entered October 23, 2018. The lease matures after 60 payments of $395.14.

Lease agreement with TimePayment Corp., a refurbished Direct-to Garment Printer Package, a Pre-owned Spider-Mini Pretreat Machine, and a Pre-Owned Clam Heat Press supplied by Coldesi, Inc was entered January 31, 2019. The lease matures after 60 payments of $507.03

Lease agreement with FirstLease, Inc for a shirt printer was entered on March 25, 2019. The lease matures after 45 payments of $545.76

All these leases payments are reimbursed to 2ndEdison, Inc by Thalia Capos LLC.

2ndEdison, Inc Loan

The company's received several loans from its majority owner 2ndEdison, Inc in the total amount of $512,987.02 and $280,305 as of December 31, 2019 and 2018 respectively. The loans carried no interest and no maturity date had been set for repayment.

Eric Boustani Loan

Eric Boustani is also a related party and director who has loaned Thalia Capo LLC money when needed for cash flows in the amounts of $97,674 and $65,000 as of December 31, 2019 and December 31, 2019 respectively. The loan carries no interest and no maturity date has been set for repayment.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 201, are as follows:

As of Year Ended December 31, 2019		
2020	$	35,938
2021		-
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**35,938**

Rent expense for the fiscal years 2019 and 2018 was $120,947 and $125,044, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2020, the date the financial statements were available to be issued.

THALIA BRANDS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $383,715 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.